UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vitamin Shoppe, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92849E101

(CUSIP Number)

Shahla Ali

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2015

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

(Page 1 of 18 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,402,988 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,402,988 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,988 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 4.76%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 399,061 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 399,061 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,061 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 1.35%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,532 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,532 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,532 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.25%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,136 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,136 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,136 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP181 (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,600 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,600 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,600 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.06%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,389 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,389 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,389 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,045,997 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,045,997 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,997 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.94%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 92849E101	SCHEDULE 13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,045,997 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,045,997 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,997 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,045,997 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,045,997 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,997 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92849E101	SCHEDULE 13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,045,997 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,045,997 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,045,997 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92849E101	SCHEDULE 13D	Page 12 of 18 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on April 22, 2015, as amended by Amendment No. 1 thereto filed on July 31, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 3, Item 4 and Item 5 of the Schedule 13D as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons used approximately $16,801,733 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended to add the following:

As previously disclosed, the Reporting Persons and their representatives have, from time to time, engaged in discussions and correspondence with management and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons believe that the Issuer’s Common Shares trade at a substantial discount to the Issuer’s intrinsic value and represent an attractive investment opportunity. The Reporting Persons intend to continue to have discussions and correspondence with the Issuer’s management and Board to discuss ways in which this undervaluation can be rectified, including among other things, reducing the Issuer’s expenses, altering the Issuer’s capital allocation and share buyback policies and other changes to the Issuer’s general corporate strategy, including changes to the composition of the Issuer’s Board.

CUSIP No. 92849E101	SCHEDULE 13D	Page 13 of 18 Pages

Based on the above discussions with the Issuer, the Reporting Persons may, have discussions with other stockholders and other persons that may be interested in transactions with the Company; make additional proposals to the Issuer concerning its business, management, strategic alternatives and direction; or change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 2,045,997 Common Shares. Based upon a total of 29,489,081 Common Shares outstanding as of July 17, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2015, filed with the Securities and Exchange Commission on August 5, 2015, the Reporting Persons’ shares represent approximately 6.94% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,402,988 Common Shares reported herein as owned by DOF, (ii) the 399,061 Common Shares reported herein as owned by ROF, (iii) the 73,532 Common Shares reported herein as owned by RVC, (iv) the 53,136 Common Shares reported herein as owned by OFF, (v) the 17,600 Common Shares reported herein as owned by SRI, (vi) the 12,389 Common Shares reported herein as owned by AOF and (vii) an additional 87,291 Common Shares held in the Accounts.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons since Amendment No. 1 is set forth in Appendix A hereto and is incorporated herein by reference.

CUSIP No. 92849E101	SCHEDULE 13D	Page 14 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 13, 2015

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 92849E101	SCHEDULE 13D	Page 15 of 18 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P., its investment manager

By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CUSIP No. 92849E101	SCHEDULE 13D	Page 16 of 18 Pages

Appendix A

TRANSACTIONS IN THE ISSUER’S COMMON SHARES BY THE REPORTING PERSONS SINCE AMENDMENT NO. 1

The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons since Amendment No. 1, as applicable. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Black Diamond Arbitrage Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	888.00	31.70	28,185.12	10/2/2015

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	9,777.00	37.0474	362,261.32	7/31/2015
Buy	1,800.00	37.0422	66,684.96	7/31/2015
Buy	268.00	36.634	9,820.59	7/31/2015
Buy	484.00	36.5044	17,672.97	8/3/2015
Buy	322.00	37.1258	11,955.64	8/6/2015
Sell	1,947.00	36.9045	71,832.27	8/12/2015
Buy	4,128.00	37.1865	153,547.15	8/13/2015
Sell	2,045.00	36.7936	75,221.07	8/14/2015
Sell	7,303.00	36.0229	262,997.36	8/19/2015
Sell	2,434.00	35.0693	85,332.76	8/21/2015
Sell	6,329.00	35.4763	224,462.07	8/28/2015
Buy	2,000.00	34.9951	70,010.20	9/1/2015
Buy	1,289.00	34.965	45,082.78	9/8/2015
Sell	1,947.00	35.7344	69,554.12	9/9/2015
Buy	14,797.00	34.4402	509,759.61	9/11/2015
Sell	9,288.00	34.3818	319,239.40	9/15/2015
Sell	1,976.00	34.192	67,542.39	9/17/2015
Buy	9,249.00	32.4925	300,615.63	9/30/2015
Buy	8,127.00	32.5192	264,311.98	9/30/2015
Buy	1,700.00	32.415	55,122.50	10/1/2015
Buy	3,755.00	32.415	121,755.88	10/1/2015
Buy	16,818.00	32.4286	545,552.37	10/1/2015
Buy	453.00	32.4883	14,717.65	10/1/2015
Buy	47,075.00	31.70	1,494,160.50	10/2/2015

MID

Type	Qty	Price	Net Amount	Trade Date
Buy	2,329.00	37.0531	86,308.32	7/31/2015
Sell	852.00	36.8908	31,421.86	8/12/2015
Sell	908.00	36.7954	33,400.52	8/14/2015
Sell	1,987.00	36.873	73,245.43	8/17/2015
Sell	511.00	35.4809	18,125.30	8/28/2015
Buy	1,024.00	32.415	33,203.20	10/1/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 17 of 18 Pages

MII

Type	Qty	Price	Net Amount	Trade Date
Buy	1,771.00	37.0531	65,629.90	7/31/2015
Sell	648.00	36.8908	23,898.32	8/12/2015
Sell	692.00	36.7954	25,455.03	8/14/2015
Sell	1,513.00	36.873	55,772.69	8/17/2015
Sell	389.00	35.4809	13,797.92	8/28/2015
Buy	776.00	32.415	25,161.80	10/1/2015

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	371.00	37.0474	13,746.45	7/31/2015
Buy	10.00	36.634	366.44	7/31/2015
Buy	18.00	36.5044	657.26	8/3/2015
Buy	12.00	37.1258	445.55	8/6/2015
Sell	32.00	36.9045	1,180.60	8/12/2015
Buy	156.00	37.1865	5,802.65	8/13/2015
Sell	33.00	36.7936	1,213.84	8/14/2015
Sell	117.00	36.0229	4,213.43	8/19/2015
Sell	39.00	35.0693	1,367.29	8/21/2015
Sell	102.00	35.4763	3,617.49	8/28/2015
Buy	49.00	34.965	1,713.77	9/8/2015
Sell	32.00	35.7344	1,143.16	9/9/2015
Buy	561.00	34.4402	19,326.56	9/11/2015
Sell	71.00	34.3818	2,440.36	9/15/2015
Sell	15.00	34.192	512.72	9/17/2015
Buy	350.00	32.4925	11,375.87	9/30/2015
Buy	308.00	32.5192	10,016.99	9/30/2015
Buy	142.00	32.415	4,604.35	10/1/2015
Buy	637.00	32.4286	20,663.39	10/1/2015
Buy	17.00	32.4883	552.32	10/1/2015
Buy	1,688.00	31.70	53,577.12	10/2/2015

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	12,500.00	37.0508	463,197.50	7/31/2015
Buy	180.00	36.634	6,595.92	7/31/2015
Buy	323.00	36.5044	11,794.15	8/3/2015
Buy	216.00	37.1258	8,019.93	8/6/2015
Sell	15,200.00	36.9077	560,834.71	8/12/2015
Buy	2,609.00	37.1865	97,045.67	8/13/2015
Sell	15,400.00	36.7802	566,250.65	8/14/2015
Sell	18,700.00	36.873	689,325.41	8/17/2015
Sell	3,300.00	36.0229	118,840.38	8/19/2015
Sell	1,200.00	35.0693	42,070.38	8/21/2015
Sell	3,000.00	35.4759	106,395.74	8/28/2015
Buy	777.00	34.965	27,175.58	9/8/2015
Sell	1,200.00	35.7713	42,912.77	9/9/2015
Buy	8,926.00	34.4402	307,502.49	9/11/2015
Sell	6,700.00	34.3818	230,286.82	9/15/2015
Sell	1,800.00	34.2251	61,586.04	9/17/2015
Buy	5,579.00	32.4925	181,331.45	9/30/2015
Buy	4,902.00	32.5192	159,426.28	9/30/2015
Buy	2,700.00	32.415	87,547.50	10/1/2015
Buy	9,891.00	32.4286	320,850.19	10/1/2015
Buy	266.00	32.4883	8,642.16	10/1/2015

CUSIP No. 92849E101	SCHEDULE 13D	Page 18 of 18 Pages

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Buy	1,900.00	37.0483	70,401.27	7/31/2015
Buy	35.00	36.634	1,282.54	7/31/2015
Buy	62.00	36.5044	2,263.89	8/3/2015
Buy	41.00	37.1258	1,522.30	8/6/2015
Sell	4,100.00	36.9016	151,252.77	8/12/2015
Buy	498.00	37.1865	18,523.86	8/13/2015
Sell	5,200.00	36.7925	191,265.47	8/14/2015
Sell	400.00	35.4816	14,188.37	8/28/2015
Buy	149.00	34.965	5,211.27	9/8/2015
Buy	1,706.00	34.4402	58,772.04	9/11/2015
Sell	1,600.00	34.3818	54,993.86	9/15/2015
Sell	300.00	34.2102	10,259.87	9/17/2015
Buy	1,046.00	32.4925	33,997.62	9/30/2015
Buy	20.00	32.4925	650.05	9/30/2015
Buy	921.00	32.5192	29,953.40	9/30/2015
Buy	16.00	32.5192	520.37	9/30/2015
Buy	200.00	32.415	6,485.00	10/1/2015
Buy	1,859.00	32.4286	60,303.36	10/1/2015
Buy	34.00	32.4286	1,102.91	10/1/2015
Buy	50.00	32.4883	1,624.47	10/1/2015
Buy	1.00	32.4883	32.49	10/1/2015

Black Diamond SRI Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Buy	1,100.00	37.0645	40,776.45	7/31/2015
Sell	300.00	36.9038	11,067.93	8/12/2015
Sell	300.00	36.7883	11,033.28	8/14/2015
Sell	700.00	36.8729	25,803.55	8/17/2015
Sell	300.00	36.873	11,058.69	8/17/2015
Sell	200.00	35.4815	7,094.16	8/28/2015
Sell	300.00	33.0933	9,924.80	9/28/2015
Buy	500.00	32.4151	16,212.55	10/1/2015

WTL

Type	Qty	Price	Net Amount	Trade Date
Buy	252.00	37.0474	9,337.20	7/31/2015
Buy	7.00	36.634	256.51	7/31/2015
Buy	13.00	36.5044	474.69	8/3/2015
Buy	9.00	37.1258	334.16	8/6/2015
Sell	21.00	36.9045	774.77	8/12/2015
Buy	118.00	37.1865	4,389.19	8/13/2015
Sell	22.00	36.7936	809.22	8/14/2015
Sell	80.00	36.0229	2,880.98	8/19/2015
Sell	27.00	35.0693	946.58	8/21/2015
Sell	69.00	35.4763	2,447.14	8/28/2015
Buy	36.00	34.965	1,259.10	9/8/2015
Sell	21.00	35.7344	750.20	9/9/2015
Buy	410.00	34.4402	14,124.58	9/11/2015
Sell	41.00	34.3818	1,409.21	9/15/2015
Sell	9.00	34.192	307.63	9/17/2015
Buy	256.00	32.4925	8,320.64	9/30/2015
Buy	226.00	32.5192	7,350.13	9/30/2015
Buy	103.00	32.415	3,339.77	10/1/2015
Buy	461.00	32.4286	14,954.20	10/1/2015
Buy	13.00	32.4883	422.36	10/1/2015
Buy	349.00	31.70	11,077.26	10/2/2015